Exhibit (a)(6)

SHARESPOST 100 FUND

AMENDMENT NO. 2 TO THE AGREEMENT AND DECLARATION OF TRUST

Effective February 26, 2021

Sections 5.2(b) and 5.2(c) of the Agreement and Declaration of Trust are hereby deleted and replaced with the following:

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder, or (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) (“Disinterested Trustees”) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) or if such quorum is not obtainable or even if obtainable, if a majority vote of a quorum of the Disinterested Trustees so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if such quorum is not obtainable or even if obtainable, if a majority vote of a quorum of the Disinterested Trustees so directs, independent legal counsel in a written opinion concludes, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification. The Disinterested Non-Party Trustees or independent legal counsel, in determining whether there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification, shall afford such indemnitee a rebuttable presumption that such indemnitee has not engaged in disabling conduct.